

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 18, 2017

Mr. James L. Robo
Chief Executive Officer
NextEra Energy Partners, LP
700 Universe Boulevard
Juno Beach, Florida 33408

> **Re: NextEra Energy Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **File No. 001-36518**

Dear Mr. Robo:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant